Mail Stop 4561

					September 16, 2005

Thibault de Tersant
Executive Vice President and Chief Financial Officer
Dassault Systemes S.A.
9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France

Re:	Dassault Systemes, S.A.
	Form 20-F for Fiscal Year Ended December 31, 2004
      	Filed June 28, 2005
		File No. 000-28578

Dear Mr. Tersant:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Notes to the Consolidated Financial Statements

Note - A. Description of Business, Basis of Presentation and
Consolidation, and Summary of Significant Accounting Policies, page
F-7

Revenue Recognition, page F-8

1. We note that product development revenue relates to the development of additional functionalities of standard products requested by clients. Tell us more about the nature of the services provided. Specifically indicate whether the services involve significant modification or customization. In addition, tell us whether the product development services are essential to the functionality of your products. Tell us how you considered paragraphs 63 through 71 of SOP 97-2 in your accounting for contracts that involve product development services.

2. Your revenue recognition policy disclosure indicates that under your marketing and distribution agreement with IBM, license royalties are recognized upfront while the Postcontract Customer Support ("PCS") royalties are recognized over the support period. Tell us how you allocate the fee for multiple element arrangements that include both license and PCS. Cite the authoritative literature relied upon in your accounting.

3. We note that you provide maintenance to IBM, provide training to
IBM employees, participate in marketing arrangements with IBM, and are involved in other product development initiatives with IBM. Explain to us how you account for and classify fees earned or amounts incurred from these arrangements with IBM. Cite the authoritative literature relied upon in your accounting.

Note - R. Scope of Consolidation, page F-40

4. We note your less than wholly-owned consolidated subsidiaries listed within your filing. Provide us with an analysis of the amount of minority interest in these consolidated subsidiaries for each of the periods presented. Furthermore, tell us where the minority interests are presented within your consolidated financial statements.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855, Melissa
Walsh
at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.


Sincerely,



Stephen G. Krikorian
Accounting Branch Chief

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Thibault de Tersant
Dassault Systemes S.A.
September 16, 2005
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